FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 14, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1
(Address of principal executive offices)

               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

               If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item	Page
Quarterly Report of the Company to Shareholders and Interim Three Months Financial Statements for the first quarter ending March 31, 2004, as mailed to Shareholders on or about May 13, 2004	3

Canadian Certification of the Company’s Chief Executive Officer of Interim Filings During the Transition Period (Form 52-109FT2) filed on SEDAR on May 14, 2004	17

Canadian Certification of the Company’s Chief Financial Officer of Interim Filings During the Transition Period (Form 52-109FT2) filed on SEDAR on May 14, 2004	18

Exhibits: Reference is made to the Exhibit Index annexed hereto on page 20 and made a part hereof

Signature	19

Exhibit Index	20
Exhibit 99.1
Exhibit 99.2

BIOMIRA INTERIM REPORT 2004 For the 3 months ended March 31, 2004

QUARTERLY REPORT TO SHAREHOLDERS: 2004 First Quarter Report

Corporate Update

BLP25 Liposomal Vaccine Phase IIb Study in Non-Small Cell Lung Cancer (NSCLC)

The first quarter of 2004 certainly ended on a positive note with the announcement of the data from the BLP25 Liposomal vaccine (L-BLP25) Phase IIb controlled, open-label study in NSCLC.

The preliminary results showed evidence of a 4.4 month overall improvement in survival. For the men and women on the vaccine arm, the overall median survival was 17.4 months versus 13 months for those individuals on the control arm. There were 171 patients enrolled on the trial at 13 sites in Canada and four sites in the United Kingdom, with those patients on the vaccine arm receiving best standard of care plus L-BLP25 and patients on the control arm receiving best standard of care alone.

Both Biomira and Merck KGaA were impressed with the preliminary two-year survival data. The preliminary results in the Phase IIb study show a difference of 14.3 per cent after two years (28.9 per cent for the control arm versus 43.2 percent for the vaccine arm).

Although we would have been pleased to see a statistically significant difference in the two arms, we recognized at the outset of the trial that this would be difficult to reach in a Phase IIb trial with only 171 patients. The primary and expected purpose of this trial was to provide us with guidance as to the direction to take in the further clinical development in this NSCLC indication.

The analysis of the patient population data for this study also included stratification into groups. Two of the stratified groups were patients with Stage IIIb locoregional disease and patients with Stage IIIb malignant pleural effusion and Stage IV cancer. When we looked at the preliminary results of the patients with Stage IIIb locoregional disease only, we found that the patients on the vaccine arm have not yet reached their median survival, while the patients on the control arm had a median survival of 13.3 months. Although we will need to wait for the median survival of the vaccine arm to get a definitive answer on two-year survival for this group of patients, early indications are extremely positive with the vaccine arm having 60 per cent of patients reaching that milestone compared to 36.7 per cent on the control arm. For cancer patients battling this disease, this difference, nearing 25 per cent, is very meaningful.

We came close to showing a statistically significant difference between the two groups. Of even greater importance is that the trial results clearly show us a path forward in a subsequent registration trial, if regulatory authorities require such a trial. The Companies expect to be discussing our results with regulatory agencies in due course.

Last month, Biomira announced that the detailed data from the Company’s Phase IIb BLP25 liposomal vaccine (L-BLP25) trial in non-small cell lung cancer had been accepted as the subject of a poster presentation at the 2004 annual meeting of the American Society of Clinical Oncology (ASCO). However, in compliance with Biomira’s timely disclosure obligations of material information under applicable securities laws and regulatory requirements, it was necessary for Biomira to announce details relating to the results of the Phase IIb final analysis before the ASCO annual meeting. Since many of the details of the study have been publicly disclosed, the abstract is not eligible to be presented at the ASCO annual meeting. The Company believes that the timely disclosure, which it made in its April 2, 2004 press release, was required under applicable securities laws and regulatory requirements, even though it resulted in ASCO’s decision to remove the Company’s poster presentation from the 2004 annual meeting of ASCO. It should be noted that the clinical investigators participating in the abstract submission were not involved in the determination as to the material information to be disclosed in the Company’s April 2, 2004 press release.

“ASCO is one of the premiere peer-reviewed meetings at which to release important clinical data in cancer research,” said Alex McPherson. “Although the ASCO annual meeting will not be the forum in which we present this important clinical data at this time, we look forward to working with ASCO in the future when we have further clinical breakthroughs to discuss. We will be looking at other peer-reviewed meetings or publications in which to present the NSCLC data.”

Finally, Biomira and its collaborator, Merck KGaA have recently met with an Advisory Board made up of top lung cancer specialists in North America. The consensus from the clinical advisors was to move L-BLP25 into a pivotal trial to confirm the Phase IIb data. This is one of the options Biomira can explore when it meets with regulatory authorities, which we expect will be later this year.

Theratope® Vaccine

Work is also continuing with Theratope. We continue to study a potential mechanism of action to explain the apparent benefit to the large group of women on our Phase III trial in women with metastatic breast cancer who were being treated with hormonal therapy as part of their treatment. The Companies expect to announce the corporate strategy for Theratope by the end of the second quarter 2004.

Our Phase II study of Theratope in combination with either aromatase inhibitors or Faslodex® (fulvestrant), an estrogen-receptor antagonist is also continuing. This trial is being managed by Merck KGaA’s wholly owned U.S. subsidiary, EMD Pharmaceuticals, Inc. Enrolment of the expected 95 women should close in the second half of 2004.

We also announced the final study results of the small Phase II colorectal study of Theratope in combination with chemotherapy. The study showed a median survival of 17.8 months and a median time to disease progression of 8.4 months, both results indicating positive activity in our opinion.

The vaccine was shown to have a good safety profile and indicated the ability of patients treated with Theratope in combination with chemotherapy to mount an immune response.

From Biomira’s perspective, this was an important first step in evaluating the use of Theratope in combination with chemotherapy and will aid the Companies in deciding next steps for this vaccine candidate.

Biomira and Prima BioMed Ltd. Sign MUC1 Licensing Deal

In addition to the Merck KGaA collaboration, Biomira also recently entered into a license and development agreement with Prima BioMed Ltd. of Melbourne, Australia and CancerVac Pty Ltd., its subsidiary. The license and development agreement relates to the development and commercialization of Cancer Vac’s Mannan-MUC1 Fusion Protein (MFP) therapeutic vaccine. CancerVac has developed an immunotherapy that utilizes the patient’s own dendritic cells treated ex-vivo to stimulate a cellular immune response following re-injection into the patient.

In partial consideration for the license rights provided by Biomira to CancerVac, Biomira acquired a 10 per cent equity stake in CancerVac, and a seat on the CancerVac Board of Directors.

Prima BioMed and CancerVac are planning to conduct a Phase IIa study in ovarian cancer with the product candidate, with the trial expected to commence in the second quarter of 2004, subject to the approval of the protocol by Biomira.

Next Steps

We believe events in the first quarter of 2004 have set the stage for the promise of many exciting things to come in the history of Biomira and set the framework for our course towards commercialization of product candidates in the fight against cancer.

Alex McPherson, MD, PhD
President and Chief Executive Officer

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), prepared as at April 15, 2004, should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the three months ended March 31, 2004, included hereafter, as well as the audited consolidated financial statements and MD&A for the fiscal year ended December 31, 2003. Except as discussed below, all other factors referred to and discussed in the MD&A for fiscal 2003 remain substantially unchanged.

Overview of the Business

Biomira Inc. is an international biotechnology company operating primarily in a single business segment, the research and development of innovative therapeutic approaches to cancer management. The Company is focused on developing synthetic vaccines and novel strategies for cancer immunotherapy. Immunotherapy is a treatment approach designed to induce protective immune responses that will control the growth of cancers, prevent or delay metastasis or spreading, and increase the survival of cancer patients. Biomira’s strategic mission is to become a forward integrated, global products-oriented biotechnology company.

Biomira’s lead product candidates currently under research and development, Theratope for breast cancer (Phase III and Phase II) and L-BLP25 for non-small cell lung cancer (Phase IIb) are in late stage clinical testing. In 2003, the Company released Theratope Phase III trial results that did not meet statistical significance for the primary endpoints of median survival and time-to-disease progression. However, the results indicated that a large subset (approximately 30%) of the study population, women on hormonal therapy, demonstrated clinically significant improvement in survival over the control arm. Biomira is currently conducting follow-up research to better understand the mechanism of action between Theratope and the hormonal treatment to determine the appropriate development strategy for this vaccine.

Concurrently, the Company is evaluating the promising results of the L-BLP25 Phase IIb trial, announced in the first quarter of 2004, to develop plans for advancing this product candidate. Once these clinical plans are in place, anticipated by the third quarter of 2004, Biomira will formulate appropriate business and financial strategies to capitalize on L-BLP25’s clinical success and to maximize its potential to deliver shareholder value.

With the successful negotiation of a collaborative arrangement with CancerVac for future commercial rights to its MFP technology, Biomira has not only added a significant and complementary technology to its core platform, but a promising new product candidate to its pipeline. In the second quarter of 2004, CancerVac is planning to initiate a Phase IIa trial involving patients with metastatic ovarian cancer. Upon conclusion of this trial, and contingent on the results, Biomira may acquire either 100% or 50% of the future commercial rights, or only a royalty stream, for the MFP technology.

Results of Operations

Financial results for the three months ended March 31, 2004 reflect a consolidated net loss from operations of $4.9 million or $0.07 per share compared to $4.4 million or $0.09 per share for the same period in 2003. The increased loss of $0.5 million in 2004 arises from stock compensation expense of $0.3 million, higher general and administrative expenses of $0.3 million, lower revenues of $0.2 million and lower investment and other income of $0.2 million, offset by $0.4 million reduction in gross research and development expenditures and $0.1 million reduction in marketing and business development expenses. The majority of the higher loss is attributable to the adoption of a new accounting standard effective January 1, 2004 that requires expensing of employee stock options.

Revenues

Contract research and development revenue for the three months ended March 31, 2004, totalling $0.5 million compared to $0.9 million for the same period in 2003, represents their equal share of contract research and development funding received from Merck KGaA of Darmstadt, Germany associated with Theratope and L-BLP25. The decreased funding reflects a lower level of clinical activity with the wind down of the Theratope Phase III trial, and unblinding of the L-BLP25 Phase IIb trial results. Licensing revenues from collaborative arrangements represent the amortization of upfront payments received from Merck KGaA upon commencement of that collaboration. In addition, the collaboration with CancerVac Pty. Ltd. of Melbourne, Australia, announced in March 2004, entails an

Management’s Discussion and Analysis of Financial Condition and Results of Operations

upfront sublicensing fee of $264,000 (U.S. $200,000), which is being amortized over the term of the collaboration, or approximately 15 years. This fee, for which Biomira acquired a 10 per cent equity stake in CancerVac in lieu of a cash payment, represents partial consideration for sublicensing rights to Biomira’s MUC1 technology. Finally, the increase of $0.2 million in licensing, royalties and other revenue relates to chemistry manufacturing contracts.

Research and Development

Research and development expenditures for the three months ended March 31, 2004 totalled $3.7 million compared to $4.1 million for the same period in 2003. The decrease in research and development expenditures, which determines the amount of collaborative funding revenue, is similarly attributable to winding down of clinical activities. Expenditures in the first quarter include follow up investigation into the mechanism of action for the Theratope hormonal treatment subset, additional analysis of the Phase III trial data, clinical site wrap up expenses, plus anticipatory costs for a possible Phase III trial for L-BLP25.

General and Administrative

General and administrative expenses for the three months ended March 31, 2004 totalled $1.7 million compared to $1.4 million for the same period in 2003. The increase of $0.3 million stems largely from incremental costs related to settlement of an outstanding litigation in the first quarter.

Marketing and Business Development

Marketing and business development expenditures for the three months ended March 31, 2004 decreased to $0.3 million compared to $0.4 million for the same period in 2003, reflecting the deferral of expenditures related to Theratope pre-launch activities. Marketing and business development expenditures include corporate administrative expenses associated with these functions, as well as costs for developing Biomira’s internal marketing capabilities and pre-launch marketing activities jointly undertaken and funded with Merck KGaA.

Stock Compensation Expense

Stock compensation expense of $0.3 million for the three months ended March 31, 2004 represents the amortization of the estimated fair value of options granted since January 1, 2002 applicable to the current period.

Investment and Other Income

Investment and other income for the three months ended March 31, 2004, totalling $0.4 million compared to $0.6 million for the same period in 2003, comprise income from cash and investments, non-operating income, and foreign exchange gains and losses. The decrease is mainly due to lower average cash and investment balances, as net foreign exchange gains of $0.2 million for the three months ended March 31, 2004 were similar for the same period in 2003.

Liquidity and Capital Resources

Biomira’s financial reserves total $35.1 million in cash and short-term investments as at March 31, 2004, a decrease of $6.4 million from the year end position due mainly to funding of operations during the quarter. Current and projected cash burn is expected to remain at this level until the Company has finalized its clinical strategy and received clearance from the regulatory agencies to undertake new clinical studies for Theratope and L-BLP25. As soon as the extent of future expenditures is known, Biomira will implement a business and financial plan to execute and fund these initiatives.

A key element of Biomira’s financing strategy has been the U.S. $150 million Shelf Prospectus, registered in April 2002. When it expires in May 2004, the Company will register either a new Shelf Prospectus, or replace it with a similar financing vehicle. Once a new financing vehicle has been registered, Biomira will put together an equity offering to generate the projected cash requirements for advancing the two lead product candidates.

Outlook

Until Theratope and L-BLP25 receive regulatory approval and are successfully commercialized, Biomira will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future clinical trials and pre-launch activities related to the Company’s lead products, as well as any new initiatives. Finally, the duration of the pre-operating losses will depend on the scientific results of such clinical trials.

Biomira has sufficient cash on hand to fund current levels of operations until 2005. However, contingent on discussions with regulatory agencies regarding plans for advancing the product candidates, funding for new clinical programs may be

Management’s Discussion and Analysis of Financial Condition and Results of Operations

required by the end of 2004. Consequently, the Company will consider accessing the capital markets sometime in the next two quarters.

Risks and Uncertainties

As described in the Outlook, the immediate risks and uncertainties facing Biomira may include: the ability to demonstrate convincing clinical benefit from the Theratope Phase III data analysis for the hormonal therapy subset of the study group to support a confirmatory trial; positive results for the Phase II study of Theratope involving women under treatment with aromatase inhibitors for metastatic breast cancer; timely and favourable regulatory clearance for potential Theratope trials, as well as a planned registration trial for L-BLP25 in NSCLC; and the Company’s success in generating sufficient new capital on acceptable terms and on a timely basis. In the near and long term, the ability to secure financing will depend on several factors, such as: the Company’s prospects and favourable equity market conditions; the costs and timelines required to obtain regulatory approval for Biomira’s lead product candidates, Theratope and L-BLP25; the ability to patent and defend Biomira’s intellectual property; timely progression and favourable outcomes of current and future clinical studies; recruitment and retention of key personnel; and the Company’s ability to in-license complementary products and technology to build up its pipeline.

Other business risks and uncertainties have not changed significantly from those disclosed in the MD&A in Biomira’s 2003 annual report and in other regulatory filings.

Changes in Accounting Policies and Accounting Estimates

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as a charge to stock compensation expense and a credit to contributed surplus. When options are exercised, the proceeds are credited to share capital, and the applicable fair value reclassified from contributed surplus to share capital. Retroactive application of Section 3870 resulted in the opening balances of deficit, contributed surplus, and share capital being increased by $1,573, $1,546, and $27, respectively, as though the fair value method had been applied since January 1, 2002.

Updated Share Information

As at April 15, 2004, the number of issued and outstanding Common shares of the Company was 72,558,982. In addition, there were 4,251,999 warrants and 4,374,216 stock options outstanding that are potentially convertible into an equal number of Common shares. Had the warrants and options been fully exercised, the aggregate number of Common shares outstanding as at April 15, 2004 would be 81,185,197.

Forward-Looking Statements

This report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; adequacy of financing and reserves on hand; scope and adequacy of insurance coverage; retention and performance of contractual third parties, including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of the Company’s risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in the United States and Canada.

Consolidated Balance Sheets

(Canadian dollars, in thousands)
(Unaudited)

	March 31	December 31
	2004	2003
ASSETS
Current
Cash and cash equivalents	$14,436	$24,062
Short-term investments	20,638	17,443
Accounts receivable	767	459
Prepaid expenses	480	460

	36,321	42,424
Capital assets (net)	528	641
Long-term investments (Note 3)	264	—

	$37,113	$43,065

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,075	$3,453
Current portion of capital lease obligation	69	108
Current portion of deferred revenue	1,071	1,053

	3,215	4,614
Capital lease obligation	—	—
Deferred revenue	6,652	6,671
Class A preference shares	30	30

	9,897	11,315
SHAREHOLDERS’ EQUITY
Share capital (Notes 4, 5)	359,716	359,643
Warrants (Note 4)	8,555	8,555
Contributed surplus (Note 5)	10,719	8,901
Deficit	(351,774)	(345,349)

	27,216	31,750

	$37,113	$43,065

Consolidated Statements of Operations

(Canadian dollars, in thousands, except per share amounts)
(Unaudited)

	Three Months Ended March 31
	2004	2003
REVENUE
Contract research and development	$520	$902
Licensing revenue from collaborative agreements	265	264
Licensing, royalties and other revenue	158	—

	943	1,166

EXPENSES
Research and development	3,726	4,122
General and administrative	1,701	1,436
Marketing and business development	307	415
Stock compensation expense (Note 5)	289	—
Amortization of capital assets	113	119
Gain on disposal of capital assets	—	(5)

	6,136	6,087

OPERATING LOSS	(5,193)	(4,921)
Investment and other income	360	572
Interest expense	(2)	(8)

LOSS BEFORE INCOME TAXES	(4,835)	(4,357)
Income tax provision	(17)	(3)

NET LOSS	$(4,852)	$(4,360)

BASIC AND DILUTED LOSS PER SHARE (Note 6)	$(0.07)	$(0.09)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	72,555	54,019

Consolidated Statements of Deficit

(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended March 31
	2004	2003
DEFICIT, BEGINNING OF PERIOD (Note 5)	$(346,922)	$(326,101)
Net loss for the period	(4,852)	(4,360)
Accretion of convertible debentures	—	(504)
Interest, foreign exchange gain/(loss), and carrying charges on convertible debentures	—	70

DEFICIT, END OF PERIOD	$(351,774)	$(330,895)

Consolidated Statements of Cash Flow

(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended March 31
	2004	2003
OPERATING
Net loss	$(4,852)	$(4,360)
Amortization of capital assets	113	119
Stock compensation expense (Notes 2a, 5)	289	—
Amortization of deferred revenue	(265)	(264)
Gain on disposal of capital assets	—	(5)
Unrealized foreign exchange (gain) loss	(24)	20
Net change in non-cash balances from operations
Accounts receivable	(308)	(14)
Prepaid expenses	(20)	(103)
Accounts payable and accrued liabilities	(1,378)	(4,036)

	(6,445)	(8,643)

INVESTING
(Increase) decrease in short-term investments	(3,195)	12,841
Proceeds on disposal of capital assets	—	20

	(3,195)	12,861

FINANCING
Proceeds on issue of common shares, net of issue costs	29	680
Repayment of convertible debentures	—	(4,041)
Interest on convertible debentures	—	(68)
Repayment of capital lease obligation	(39)	(38)

	(10)	(3,467)

NET CASH (OUTFLOW) INFLOW	(9,650)	751
Effect of exchange rate fluctuations on cash and cash equivalents	24	(20)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(9,626)	731
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	24,062	8,507

CASH AND CASH EQUIVALENTS, END OF PERIOD	$14,436	$9,238

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid	$2	$8
Amount of income taxes paid	$—	$—

Notes to the Consolidated Financial Statements

(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

1.	Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2003, except as noted below.

Omitted from these statements are certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian GAAP. The financial statements and notes presented should be read in conjunction with the audited financial statements for the year ended December 31, 2003 filed with the appropriate securities commissions.

Comparative figures for prior periods have been restated to conform to the current presentation.

2.	Accounting Policy Changes

a)	Stock-based compensation

Effective January 1, 2004, the Company adopted the fair value based method of accounting for stock options which were granted to employees on or after January 1, 2002 as required by CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The change was adopted retroactively without restatement. Under this method, the estimated fair value of the stock options granted is recognized over the applicable vesting period as a charge to stock compensation expense and a credit to contributed surplus. When options granted on or after January 1, 2002 are exercised, the proceeds received and the related amount in contributed surplus are credited to share capital. For options granted prior to January 1, 2002, the Company continues to follow the accounting policy under which no expense is recognized. When these options are exercised, the proceeds are credited to share capital.

The impact on the financial statements arising from adoption of the fair value method is disclosed in Note 5 Stock-Based Compensation.

b)	Asset impairment

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3063 Impairment of Long-Lived Assets, applicable to fiscal years beginning on or after April 1, 2003. Section 3063 requires that the impairment of long-lived assets held for use be established through a two-step process, with the first step determining when an impairment is recognized, and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition, and is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. There is no material impact on the financial statements resulting from the adoption of Section 3063 either in the current period or the prior periods presented.

3.	Long-Term Investments

Pursuant to a share subscription agreement dated March 9, 2004 with Cancer Vac Pty. Ltd. (Cancer Vac), a private company with its corporate office in Melbourne, Australia, the Company acquired a 10% equity interest in Cancer Vac and a seat on its board as partial consideration for access to the Company’s exclusive worldwide rights to the MUC1 protein technology. The shares in Cancer Vac have been valued at $264 (US $200) representing the fair value of the licensing rights.

As the equity investment in Cancer Vac is not subject to significant influence, it is accounted for using the cost method.

Notes to the Consolidated Financial Statements

(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

4.	Share Capital

	March 31	December 31
	2004	2003
Common shares
Common shares, beginning of period	72,545	53,796
Equity placements	—	17,070
1999 Common Stock Purchase Agreement (equity line)	—	1,366
Exercise of warrants	—	267
Exercise of stock options	14	46

Common shares, end of period	72,559	72,545

Common shares outstanding as at April 15, 2004	72,559

Stock options
Stock options, beginning of period	4,519	4,601
Granted	445	903
Exercised	(14)	(46)
Cancelled	(588)	(939)

Stock options, end of period	4,362	4,519

Stock options outstanding as at April 15, 2004	4,374

Stock options are exercisable at a range of exercise prices from $1.64 to $23.10 per share.
Warrants
Warrants, beginning of period	4,252	975
Issued	—	3,544
Exercised	—	(267)

Warrants, end of period	4,252	4,252

Warrants outstanding as at April 15, 2004	4,252

The warrants provide the holders with the right to purchase common shares at a range of prices from U.S. $1.66 to U.S. $6.00 per share.

Notes to the Consolidated Financial Statements

(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

5.	Stock-Based Compensation

Retroactive application of Section 3870

Effective January 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after January 1, 2002 retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870. As a result, the opening balances of deficit, contributed surplus, and share capital were increased by $1,573, $1,546, and $27 respectively at January 1, 2004.

In the first quarter of 2004, stock compensation expense of $289 was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since January 1, 2002 . An amount of $17 arising from the exercise of these options in the period was credited to share capital from contributed surplus.

Current stock compensation expense

The following weighted-average assumptions were used in the Black-Scholes option pricing model for valuation of stock options granted during the current period:

Expected dividend rate	0.0%
Expected volatility	112.62%
Risk-free interest rate	3.78%
Expected life of options in years	6.0
Weighted average grant-date fair value of options	$1.89

6.	Basic and Diluted Loss per Share

	3 Months Ended March 31
	2004	2003
Net loss, as reported	$(4,852)	$(4,360)
Convertible debentures accounted for as equity:
Accretion of convertible debentures	—	(504)
Interest, foreign exchange gain/loss, and carrying charges on convertible debentures	—	70

Net loss to common shareholders	$(4,852)	$(4,794)

Weighted-average common shares outstanding	72,555	54,019

Basic and diluted loss per share	$(0.07)	$(0.09)

Notes to the Consolidated Financial Statements

(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

7.	Segmented Information

The Company is engaged worldwide primarily in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and capital assets by geographic region for the periods indicated are as follows:

	3 Months Ended March 31
	2004	2003
Revenue from operations located in
Canada	$182	$40
United States	—	—
Barbados	652	1,017
Europe	109	109

	$943	$1,166

Amortization of capital assets in
Canada	$105	$112
United States	8	7

	$113	$119

	March 31	December 31
	2004	2003

Capital assets in
Canada	$502	$607
United States	26	34

	$528	$641

The Company derives significant revenue from certain customers. The number of customers which individually account for more than 10 per cent of revenue and total revenue from transactions with those customers are as follows:

	Number of Customers	Revenue
2004	1	$784
2003	1	1,166

Share Registrars and Transfer Agents

Computershare Trust Company of Canada
600, 530 — 8th Ave. S.W.
Calgary, Alberta, Canada
T2P 3S8

Computershare Trust Company Inc.
350 Indiana St, Suite 800
Golden, CO 80401
USA

Stock Listings and Symbols
Toronto Stock Exchange: BRA
Nasdaq National Market: BIOM

Contact: Jane Tulloch
Director, Investor Relations
Telephone: (780) 490-2812
e-mail: ir@biomira.com

We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext. 812.

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, T. Alexander McPherson, MD, PhD., President and CEO, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Biomira Inc. for the quarter ending March 31, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

May 14, 2004

/s/T. Alexander McPherson

T. Alexander McPherson
President and CEO

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Edward A. Taylor, Vice President Finance and Chief Financial Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Biomira Inc. for the quarter ending March 31, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

May 14, 2004

/s/Edward A. Taylor

Edward A. Taylor
Vice President Finance and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

May 14, 2004	By:	Date:/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer

Exhibit Index

Exhibit No	Description
99.1	Voluntary Certification of the Company’s Chief Executive Officer relating to the Interim Financial Statements included within the Quarterly Report to Shareholders for the period ending March 31, 2004, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Voluntary Certification of the Company’s Chief Financial Officer relating to the Interim Financial Statements included within the Quarterly Report to Shareholders for the period ending March 31, 2004, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002